EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
Thursday, November 3, 2011

Citizens, Inc. Reports Third Quarter 2011 Results
Investor conference call scheduled for Friday, November 4, 2011, at 10 a.m. CDT

AUSTIN, TEXAS (November 3, 2011) – Citizens, Inc. (NYSE: CIA) today reported results for the third quarter ended September 30, 2011.

Rick D. Riley, Vice Chairman and President, said, "Third quarter results continued the trends reported in the first half of 2011, with premium income up 5.9% and 6.8% for the three and nine month periods compared to 2010 results. Both our Life and Home Service segments contributed to the overall premium income increase.

Investment yields appear to be leveling off following the significant interest rate declines seen over the past several years.  Citizens' consolidated annualized yield for the first nine months of 2011 was 4.11%.  Growth in the invested asset portfolio from increased premium revenues led to higher investment income for the third quarter, with asset growth outpacing the portfolio yield decline."

(In thousands, except per share amounts)	QTR11	QTR10	YTD11	YTD10
Premiums	40,299	38,055	117,413	109,921
Net investment income	7,693	7,272	22,924	23,896
Net realized investment gains (losses)	35	(103)	41	648
Decrease in fair value of warrants	239	128	1,454	380
Total revenues	48,548	45,455	142,341	135,447
Net income applicable to common stock	2,223	1,666	7,246	6,456
Net income per diluted share of Class A common stock	0.05	0.03	0.15	0.13
Weighted average shares of Class A common stock (diluted)	48,912	48,687	48,764	48,687

Consolidated results

●
Total revenues – Total revenues increased 6.8% and 5.1% for the three and nine months ended September 30, 2011, primarily reflecting the growth in premiums.  Excluding the change in fair value of warrants, revenues increased 6.6% and 4.3% for the same periods.

•
Net income – Net income increased 33.4% and 12.2% for the three and nine months ended September 30, 2011.  Realized investment gains (losses), net of tax and change in the fair value of warrants combined to increase net income by $0.3 million, or $0.01 per share of diluted Class A common stock and $1.5 million, or $0.03 per share, for the quarter and year ending September 30, 2011. The effect of these items was insignificant for the third quarter of 2010 and increased net income by $1.0 million, or $0.02 per share, for the nine months of 2010.

•	Book value – Book value per share increased 6.9% to $5.10 at September 30, 2011, compared with $4.77 at September 30, 2010, reflecting net income and portfolio appreciation.

Insurance operations

•
Life insurance – Total premiums increased 7.2% and 8.5% for the three and nine months of 2011 compared to the same periods in 2010. Income before income taxes for the nine month period declined primarily because of an increase in future policy benefit reserves expense and an increase in other general expenses due to an annual allocation review adjustment of expenses.  For the nine months ended 2011, the decline also reflected lower investment income. Income for the three month period was up as investment income increased and claims and surrenders decreased.

o
Life first-year premiums declined approximately 5% in the third quarter while increasing approximately 11% for the nine months ended September 30, 2011. Sales remained strong internationally with Colombia, Venezuela and Taiwan continuing as the top producing countries.  Premiums from Venezuela rose approximately 28% year to date with total direct premiums collected of $14.8 million compared to $11.6 million during the nine months of 2010.  International persistency trends also remained favorable with renewals accounting for 85% of premiums for the nine months of 2011 and 2010.

o
Our international clients’ focus on contract guarantees is driving higher endowment sales, which now represent approximately 75% of international new business compared to 57% in 2010.  The increase in future policy benefit reserves correlates to the increase in endowment sales, which produce a faster reserve build up than whole life products.

•
Home service – Premiums increased 2.5% and 2.6% for the three and nine month periods compared to 2010, as sales continued to pace at 2010 levels.  Income before taxes for the third quarter decreased to $1.2 million compared to $1.3 million in third quarter of last year, primarily due to an increase in reserves and an increase in deferred policy acquisition costs amortization.  Income before taxes for the nine months increased to $5.5 million compared with $4.5 million, due to favorable claim experience and a reduction in general expense allocations. The expense allocation adjustments were implemented at the beginning of the current year following a periodic review of assumptions.

o
Death claims were down 13.0% and 11.6% for the three and nine months in 2011 due to favorable experience. Property casualty losses for the three and nine month periods related to weather events in the Company’s home service markets were within normal levels.  Property casualty claims reported in 2010 had lower than expected claim averages, which also affected comparability between periods.

 Investments

•
Invested assets – Total invested assets grew to $792.3 million at September 30, 2011, from $725.7 million at December 31, 2010. Fixed maturity securities represent a significant percentage of the investment portfolio, accounting for approximately 88% of the investments at September 30, 2011.

o	Annualized yield on the investment portfolio was 4.11% for the first nine months of 2011 compared with 4.32% for full-year 2010.

o
Available-for-sale fixed maturity securities totaled approximately $564.3 million, or 71.2% of total investments.  These securities are carried at market value with the fair value change reported as a component of Other Comprehensive Income. Increases in unrealized gains in the total available-for-sale portfolio were $15.7 million and $28.0 million in the three and nine months ended September 30, 2011, compared to unrealized gains of $11.4 million and $21.9 million for the same periods in 2010.

•
Investment income – Net investment income was down for the nine months as annualized yield on the portfolio declined to 4.11% from 4.66% a year ago due to lower prevailing interest rates.  Investment income increased in the third quarter due to the growth in the portfolio assets reflecting new money from premiums invested.  Yield rates by quarter appear to be leveling off primarily because of a shrinking differential between the rates on called securities and the rates available on new securities.

•
Realized investment gains and losses – Realized investment gains and losses in the portfolio during the first nine months of 2011 resulted from issuer calls. Net realized gains in 2010 totaled $0.6 million on the sale of available-for-sale securities of lower-rated issuers that had been part of an acquired portfolio. The Company recorded no other-than-temporary impairment charges in 2011 or 2010.

Investor Conference Call

Citizens will host a conference call to discuss operating results on Friday, November 4, at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial (888) 637-2456 and ask to join the Citizens call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on the Citizens, Inc. website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

About Citizens, Inc.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of ordinary life, U.S. Dollar-denominated, cash-value-oriented insurance policies, ordinary life and annuity insurance product sales in the U.S. and acquisition of other U.S.-based life insurance companies.

For additional information regarding the quarter’s results, our Quarterly Report on Form 10-Q for the nine months ended September 30, 2011 is available on our website at www.citizensinc.com.

Safe Harbor

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words.  In addition, all statements other than statements of historical facts that address activities the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2010, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Operations
Three Months Ended September 30,
(In thousands, except share amounts)
(Unaudited)

	2011	2010
Revenues:
Premiums:
Life insurance	$38,639	36,433
Accident and health insurance	383	392
Property insurance	1,277	1,230
Net investment income	7,693	7,272
Realized investment gains (losses), net	35	(103)
Decrease in fair value of warrants	239	128
Other income	282	103
Total revenues	48,548	45,455
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	14,803	15,739
Increase in future policy benefit reserves	14,365	11,398
Policyholders' dividends	2,169	1,977
Total insurance benefits paid or provided	31,337	29,114

Commissions	9,224	9,229
Other general expenses	6,857	6,587
Capitalization of deferred policy acquisition costs	(7,121)	(6,973)
Amortization of deferred policy acquisition costs	4,500	3,800
Amortization of cost of customer relationships acquired	708	719
Total benefits and expenses	45,505	42,476

Income before federal income tax	3,043	2,979
Federal income tax expense	820	1,313
Net income	$2,223	1,666

Per Share Amounts:
Basic and diluted earnings per share of Class A common stock	$0.05	0.03
Basic and diluted earnings per share of Class B common stock	0.02	0.02

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Operations
Nine Months Ended September 30,
(In thousands, except per share amounts)
(Unaudited)

	2011	2010
Revenues:
Premiums:
Life insurance	$112,481	105,114
Accident and health insurance	1,151	1,215
Property insurance	3,781	3,592
Net investment income	22,924	23,896
Realized investment gains, net	41	648
Decrease in fair value of warrants	1,454	380
Other income	509	602
Total revenues	142,341	135,447
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	44,587	46,410
Increase in future policy benefit reserves	39,683	30,726
Policyholders' dividends	5,751	5,324
Total insurance benefits paid or provided	90,021	82,460

Commissions	28,226	26,385
Other general expenses	20,386	20,562
Capitalization of deferred policy acquisition costs	(22,170)	(19,946)
Amortization of deferred policy acquisition costs	13,249	13,962
Amortization of cost of customer relationships acquired	2,113	2,311
Total benefits and expenses	131,825	125,734

Income before federal income tax	10,516	9,713
Federal income tax expense	3,270	3,257
Net income	$7,246	6,456

Per Share Amounts:
Basic and diluted earnings per share of Class A common stock	$0.15	0.13
Basic and diluted earnings per share of Class B common stock	0.07	0.07

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Financial Position
(In thousands)

Assets	September 30, 2011	December 31, 2010
	(Unaudited)
Investments:
Fixed maturities available-for-sale, at fair value	$564,269	575,737
Fixed maturities held-to-maturity, at amortized cost	131,820	80,232
Equity securities available-for-sale, at fair value	45,366	23,304
Mortgage loans on real estate	1,453	1,489
Policy loans	38,075	35,585
Real estate held for investment	9,126	9,200
Other long-term investments	141	148
Short-term investments	2,066	-
Total investments	792,316	725,695

Cash and cash equivalents	64,425	49,723
Accrued investment income	8,465	7,433
Reinsurance recoverable	9,890	9,729
Deferred policy acquisition costs	134,587	125,684
Cost of customer relationships acquired	29,108	31,631
Goodwill	17,160	17,160
Other intangible assets	913	1,019
Federal income tax receivable	344	1,914
Property and equipment, net	7,992	7,101
Due premiums, net	7,807	8,537
Prepaid expenses	1,027	474
Other assets	727	406
Total assets	$1,074,761	986,506

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Financial Position
(In thousands)

Liabilities and Stockholders' Equity	September 30, 2011	December 31, 2010
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefits reserves:
Life insurance	$679,257	637,140
Annuities	45,891	42,096
Accident and health	5,553	5,910
Dividend accumulations	10,291	9,498
Premiums paid in advance	25,360	23,675
Policy claims payable	9,517	10,540
Other policyholders' funds	8,489	8,191
Total policy liabilities	784,358	737,050

Commissions payable	2,368	2,538
Deferred federal income tax	18,543	9,410
Payable for securities in process of settlement	6,654	-
Warrants outstanding	133	1,587
Other liabilities	8,188	8,287
Total liabilities	820,244	758,872

Commitments and contingencies
Stockholders' equity:
Common stock:
Class A	258,496	256,703
Class B	3,184	3,184
Accumulated deficit	(15,337)	(22,581)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	19,185	1,339
	265,528	238,645
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders' equity	254,517	227,634
Total liabilities and stockholders' equity	$1,074,761	986,506